Vasogen Inc.                                                   INVESTOR CONTACT

2155 Dunwin Drive                                                  Glenn Neumann
Mississauga, ON, Canada L5L 4M1                               Investor Relations
tel: (905) 569-2265   fax: (905) 569-9231                         (905) 569-9065
www.vasogen.com                                             investor@vasogen.com

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FOR IMMEDIATE RELEASE

                       Vasogen Awarded Seventh U.S. Patent

Toronto, Ontario (October 31, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW), a developer of immune modulation therapies, today announced that it has recently been issued a United States Patent relating to its treatment for the prevention of ischemia/reperfusion injury, a major complication associated with vascular surgery. This patent, "Treatment of stress and preconditioning against stress" (U.S. Patent No. 6,136,308), is the seventh U.S. patent issued to Vasogen covering various aspects of its immune modulation therapies for the treatment and prevention of autoimmune and inflammatory diseases.

The 41 claims awarded in this patent broadly protect the use of Vasogen's immune modulation therapy and specifically cover its use in the prevention of ischemia/reperfusion injury during vascular surgery. Ischemia/reperfusion injury is the major cause of the severe tissue and organ damage that occurs during vascular surgery, leading to increased mortality and higher complication rates. In addition to the issued U.S. Patents, Vasogen has been issued nine patents in other major jurisdictions and has over 20 patent applications pending throughout the world.

"The issuance of another fundamental patent for our platform technology is further validation of the proprietary nature of Vasogen's immune modulation therapy," remarked David Elsley, President and CEO of Vasogen. "As we continue to strengthen our position in the growing market for therapeutics that address the treatment of autoimmune and inflammatory disease, intellectual property protection remains a key focus of the Company."

Vasogen is currently developing immune modulation therapies for the treatment or prevention of a number of autoimmune and inflammatory conditions, including the prevention ischemia/reperfusion injury. Ischemia/reperfusion injury occurs with most forms of major vascular surgery, leading to post-operative complications, prolonged recovery times, and consequent higher costs to health care systems. With in-patient care forming the largest component of health care costs, there is an increasing focus on the need to develop products that can improve surgical outcomes and reduce length of stay in hospital. A treatment with the ability to protect vital organs and tissues against ischemia/reperfusion injury would meet cost-containment requirements and benefit the hundreds of thousands of patients undergoing major vascular surgery each year in North America and Europe. It is estimated that complications associated with these procedures cost health care systems in excess of $1 billion annually.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or the contents of this news release.